Spring Valley Acquisition Corp. II
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

March 28, 2022

VIA EDGAR

Attention:	Eric McPhee Wilson Lee Isabel Rivera James Lopez

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. II Amendment No. 5 to Registration Statement on Form S-1 Filed March 21, 2022 File No. 333-253156

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 25, 2022, with respect to the above referenced Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-1

Cover Page

1.                  Staff’s comment: We note the revised disclosure on the cover page regarding the agreement by your sponsor to have some shares be deemed unvested upon completion of the initial business combination unless and until the shares trade in excess of $12.50. Please revise where appropriate to clarify the extent to which this provision impacts the lock-up time period and ability of the sponsor and affiliates to sell significantly all of their shares at prices below $12.50. Additionally, with a view to revised risk factor disclosure on page 60 or where appropriate, advise us if your sponsor “could potentially recoup its entire investment in us even if the trading price of our ordinary shares is less than $1.00 per share” despite the unvested share provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 61, 137, 144 and F-13 of the Revised Registration Statement.

General

2.                  Staff’s comment: Please revise the fee table to reflect the registration of the common stock underlying the rights, since the rights will convert into common stock at the time of the initial business combination, which may be less than 12 months.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and II-1 as well as the fee table included as Exhibit 107 to the Revised Registration Statement and paid the applicable filing fee.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matt Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP. II

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

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